Exhibit 99.4

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

Execution Version
Synthetic Warrant Agreement voxeljet AG, and European Investment Bank
2017

Synthetic Warrant Agreement

This Synthetic Warrant Agreement (the "Agreement") is made on this ____ day of ________ 2017 by and among:

(1)       voxeljet AG, registered with the commercial register (Handelsregister) of the Local Court (Amtsgericht) of Augsburg under number HRB 27999;

-  "Obligor"  -

(2)       The European Investment Bank, having its seat at 100 boulevard Konrad Adenauer,

L-2950 Luxembourg;

-  "Beneficiary"  –

- the Obligor and the Beneficiary each a "Party" and collectively the "Parties"  -

Preamble

(A)       The Obligor is a stock corporation (Aktiengesellschaft) incorporated under the laws of the Federal Republic of Germany, with its business seat at Paul-Lenz-Straße 1a, 86316 Friedberg, Germany.

(B)       The Obligor's current share capital registered in the commercial register amounts to EUR 3,720,000 and is divided into 3,720,000 ordinary registered shares (Namensaktien) (the "Shares").  All Shares are no par-value shares (Stückaktien ohne Nennbetrag).  The Obligor's American Depositary Shares ("ADS"), each representing the right to receive, and to exercise the beneficial ownership interest in, one-fifth of a Share, are listed on the New York Stock Exchange under the symbol "VJET".

(C)       On __________________2017, the Beneficiary and the Obligor entered into a finance contract (the "Finance Contract") according to which the Beneficiary as the bank granted the Loan to the Obligor as the borrower in connection with the financing of a research and development project (the "Investment").

(D)       The Finance Contract provides that as a remuneration for the disbursement of Tranche A, the Obligor shall pay to the Beneficiary an amount equal to the Performance Participation Interest (as defined under clause 2.7 below) in accordance with the terms of this Agreement.

1.       Interpretation

1.1       The headings in this Agreement shall not affect its interpretation.

1.2       Definitions

In this Agreement:

"ADS" has the meaning given to it in recital (B).

"Big Four Accounting Firm" means any of Deloitte, Ernst & Young, KPMG or PricewaterhouseCoopers, except in the event of a conflict of interest at the relevant time, in which case such conflicted accounting entity will not be considered as a Big Four Accounting Firm.

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

"Business Day" means any day, other than Saturdays and Sundays, on which the offices of the commercial banks in Luxembourg and Frankfurt am Main are open for ordinary banking business.

"Change in the Beneficial Ownership" means a change in the ultimate ownership or control of the Obligor according to the definition of "beneficial owner" set out in article 3(6) of Directive 2015/849 of the European Parliament and of the Council of 20 May 2015 on the prevention of the use of the financial system for the purposes of money laundering or terrorist financing as modified or supplemented from time to time.

"Change-of-Control Event" means:

(a)       any person or group of persons acting in concert gains control of the Obligor or of any entity directly or ultimately controlling the Obligor;

(b)       Dr. Ingo Ederer ceases to own, directly or indirectly, at least [***] ordinary Shares or the equivalent amount in American Depositary Shares in the Borrower; or

(c)       Mr. Rudolf Franz ceases to own, directly or indirectly, at least [***] ordinary Shares or the equivalent amount in American Depositary Shares in the Borrower.

"Delisting" means filing of an application for a voluntary withdrawal of the listing of the ADS on the New York Stock Exchange.

"Dilution Event" has the meaning given to it in clause 3.1.

"EFSI" means the European Fund for Strategic Investments.

"EFSI Regulation" means the Regulation 2015/1017 of the European Parliament and of the Council of 25 June 2015 on the European Fund for Strategic Investments.

"ERISA" means the US Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated and the rulings issued thereunder.

"ERISA Affiliate" means, in relation to an Obligor, each person (as defined in section 3(9) of ERISA) which together with that Obligor would be deemed to be a "single employer" within the meaning of section 414(b) or (c) of the Code or (solely for purposes of the minimum funding requirements under sections 302 or 303 of ERISA or sections 412 or 430 of the Code) within the meaning of section 414(m) or (o) of the Code.

"ERISA Event" means:

(a)       the occurrence of a reportable event, within the meaning of section 4043 of ERISA, with respect to any Plan unless the 30 day notice requirement with respect to such event has been waived under PBGC regulations;

(b)       the application for a minimum funding waiver under section 302(c) of ERISA with respect to a Plan;

(c)       the provision by the administrator of any Plan of a notice of intent to terminate such Plan, pursuant to section 4041(a)(2) of ERISA (including any such notice with respect to a plan amendment referred to in section 4041(e) of ERISA);

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

(d)       the incurrence by any Obligor or ERISA Affiliate of any liability with respect to a Plan by reason of the cessation of operations at a facility of any Obligor or any ERISA Affiliate in the circumstances described in section 4062(e) of ERISA;

(e)       the incurrence by any Obligor or ERISA Affiliate of any liability with respect to the withdrawal or partial withdrawal by any Obligor or any ERISA Affiliate from a Multiemployer Plan or a Multiple Employer Plan;

(f)       a lien under section 303(k) of ERISA shall have been imposed with respect to any Plan;

(g)       the institution by the PBGC of proceedings to terminate a Plan or appoint a trustee with respect to a Plan pursuant to section 4042 of ERISA, or the termination of a Plan or appointment of a trustee with respect to a Plan pursuant to section 4042 of ERISA;

(h)       the failure with respect to any Plan to satisfy the minimum funding standard (within the meaning of section 302 of ERISA), whether or not waived;

(i)       the failure of any Obligor or ERISA Affiliate to make by its due date a required contribution with respect to any Plan or the failure of any Obligor or ERISA Affiliate to make any required contribution to a Multiemployer Plan; or

(j)       an action, suit, proceeding, hearing, audit or investigation with respect to the management, administration or operation of any Plan (including, without limitation, with respect to the investment of the assets of any Plan) is pending (other than routine claims for benefits).

"Exercise Date" means the date on which the Beneficiary requested the payment of the Performance Participation Interest in accordance with clause 2.2.

"Expiration Date" means the 10th anniversary of this Agreement.

"Finance Contract" has the meaning given to it in recital (C).

"GAAP" means generally accepted accounting principles in Germany, including IFRS.

"Group" means the Group Companies, taken together as a whole.

"Group Company" means the Obligor and its Subsidiaries.

"Guarantee Agreement" means the guarantee agreement dated on or around the date of this Agreement and entered into between the Beneficiary (as the bank) and Voxeljet America Inc. (as Guarantor).

"Illegal Activity" means any of the following illegal activities or activities carried out for illegal purposes: tax evasion, tax fraud, fraud, corruption, coercion, collusion, obstruction, money laundering, financing of terrorism, organised crime or any illegal activity that may affect the financial interests of the EU, according to applicable laws.

"Intellectual Property Rights" means:

(a)       intellectual property of every designation (including, without limitation, patents, utility patents, trademarks, service marks, designs, business names, copyrights, database rights, design rights, domain names, moral rights, inventions, confidential information, know-how and other intellectual property rights and

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

interests, which may now or in the future subsist) whether capable of registration or not; and

(b)       the benefit of all applications and rights to use such assets of the Obligor (which may now or in the future subsist).

"Investment" has the meaning given to it in recital (C).

"Lead Organisation" means the European Union, the United Nations, the International Monetary Fund, the Financial Stability Board, the Financial Action Task Force and the Organisation for Economic Cooperation and Development.

"Liquidity Event" has the meaning given to it in clause 2.6.

"Loan" means the aggregate amount of tranches disbursed from time to time by the Beneficiary (as the bank) to the Obligor (as the borrower) under the Finance Contract.

"Material Adverse Change" means, any event or change of condition, which, in the opinion of the Beneficiary has a material adverse effect on:

(a)       the ability of any Obligor to perform its obligations under the Agreement; or

(b)       the business, operations, property, condition (financial or otherwise) or prospects of the Obligor or the Group as a whole.

"Material Subsidiary" means any Subsidiary of the Obligor from time to time, whose gross revenues, total assets or EBITDA represents not less than [***]% of (i) the consolidated gross revenues of the Group or, (ii) the consolidated total assets of the Group or, (iii) as the case may be, the consolidated EBITDA of the Group, as calculated based on the then latest consolidated audited accounts of the Group.

"Maturity Date" has the meaning given to it in clause 2.4.

"Market Value" has the meaning given to it in clause 2.8.

"Multiemployer Plan" means a "multiemployer plan", as defined in section (3)(37) of ERISA, subject to Title IV of ERISA, contributed to  by any Obligor or any ERISA Affiliate (for the benefit of employees of any Obligor or any ERISA Affiliate).

"Multiple Employer Plan" means a single employer plan, as defined in section 4001(a)(15) of ERISA, subject to Title IV of ERISA, (a) that is maintained for the benefit of employees of any Obligor or any ERISA Affiliate and at least one person other than the Obligors and the ERISA Affiliates or (b) that was so maintained and in respect to which any Obligor or any ERISA Affiliate could have liability under sections 4063, 4064 or 4069 of ERISA.

"PBGC" means the US Pension Benefit Guaranty Corporation established pursuant to section 4002 of ERISA, or any successor to thereto.

"Performance Participation Interest" has the meaning given to it in clause 2.7.

"Plan" means a Single Employer Plan or a Multiple Employer Plan.

"Prepayment Event" has the meaning given to it in clause 2.5.

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

"Senior Management Change" means that any of Dr. Ingo Ederer and Mr. Rudolf Franz has ceased to be actively involved in the management of the Obligor without the Beneficiary having given its prior written consent to such a change, not to be unreasonably withheld, unless such Senior Management Change was caused by the death of, respectively, Dr. Ingo Ederer or Mr. Rudolf Franz or Dr. Ingo Ederer or Mr. Rudolf Franz suffering from severe illness, and, respectively, Dr. Ingo Ederer or Mr. Rudolf Franz has been replaced by the Obligor (in consultation with the Bank) within [***] calendar days of such event.

"Shares" has the meaning given to it in recital (B).

"Single Employer Plan" means a single employer plan, as defined in section 4001(a)(15) of ERISA, subject to Title IV of ERISA, (1) that is maintained or contributed to by any Obligor or any ERISA Affiliate (for the benefit of employees of any Obligor or any ERISA Affiliate) and to which no person other than the Obligors and the ERISA Affiliates contributes or (2) with respect to which any Obligor or any ERISA Affiliates could have liability.

"Subsidiary" means an entity of which the Obligor has direct or indirect control or owns directly or indirectly more than [***]% of the voting capital or similar right of ownership and "control" for this purpose means the power to direct the management and the policies of the entity, whether through the ownership of voting capital, by contract or otherwise.

"Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

"Tranche A" means the amount of EUR 10,000,000 disbursed by the Beneficiary (as the bank) to the Obligor (as the borrower) and designated as "Tranche A" under the Finance Contract.

"Trigger Event" has the meaning given to it in clause 2.3.

"Warrant" has the meaning given to it in clause 3.1(d).

2.         Warrant Undertaking of the obligor

2.1       The Obligor hereby undertakes, subject to the terms and the conditions of this Agreement, to pay the Performance Participation Interest to the Beneficiary.

2.2       The Beneficiary may (but shall not be obligated to) request payment of the Performance Participation Interest upon and at any time after the occurrence of a Trigger Event, provided, however, that the Performance Participation Interest becomes immediately due and payable upon the Expiration Date.

2.3       "Trigger Event" shall be any of the following events: (i) the Maturity Date; (ii) a Prepayment Event; (iii) any Liquidity Event; (iv) any Dilution Event; (v) any event with economic implications similar to (i), (ii), (iii) or (iv); (vi) a Senior Management Change or (vii) a Delisting.

2.4       "Maturity Date" shall be the repayment date of Tranche A and shall fall on the fifth anniversary of the day on which the actual disbursement of Tranche A is made by the Beneficiary under the Finance Contract.

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

2.5       "Prepayment Event" shall be any voluntary or compulsory repayment of Tranche A before the Maturity Date, including in case of acceleration.

2.6       "Liquidity Event" shall mean (i) the acquisition of the Obligor by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation); (ii) a sale and/or transfer of all or substantially all of the assets of the Obligor; (iii) any Change-of-Control Event; or (iv) any merger (Verschmelzung), split (Spaltung), demerger (Ausgliederung), conversion (Formwechsel) or transfer of substantially all assets (Vermögensübertragung).

2.7       Subject to clause 3, the "Performance Participation Interest" shall be the Market Value of 195,790 Shares or the equivalent number of ADS in the Obligor as adjusted in accordance with clause 3, notified by the Beneficiary to the Obligor as of the Maturity Date.

2.8       The Market Value of the shares or the equivalent number of ADS shall be:

(a)       as long as the ADS or the shares in the Obligor are listed on the New York Stock Exchange or any comparable stock exchange, the market value of the ADS or shares in the Obligor, calculated on the basis of the non-weighted average closing price of the ADS or shares on the New York Stock Exchange or any comparable stock exchange over a period equal to 90 trading days prior to, respectively, the Exercise Date or the Expiration Date; and

(b)       if the ADS or the shares in the Obligor are not listed on the New York Stock Exchange or any comparable stock exchange, the market value of the issued share capital of the Obligor as of, respectively, the Exercise Date or the Expiration Date, shall be determined by a Big Four Accounting Firm chosen at the Beneficiary's option or any other mutually agreed firm of accountants with sufficient skills and expertise and appropriate geographical reach at the cost of the Obligor.

2.9       The Performance Participation Interest shall be paid within 10 Business Days upon receipt of the Beneficiary's payment request following a Trigger Event.

3.         Anti-dilution protection

3.1       The Obligor shall notify the Beneficiary without undue delay about:

(a)       issuance of preferential subscription rights in granting a dividend and/or liquidation preference over the existing shares in the Obligor;

(b)       capital increase, distribution or any other issuance by the Obligor of shares or ADS for free or at an equity valuation of less than EUR [***];

(c)       distribution by the Obligor of any other securities to the Obligor's shareholders for free or below market value;

(d)       the issuance by the Obligor of warrants, silent participation rights, profit participation loans or any other profit participation rights other than to the Beneficiary (the "Warrants");

(e)       distribution by the Obligor of reserves or premiums in cash or in kind;

(f)       merger of the Obligor into another company (absorption) or merger with one or more companies forming a new company (fusion) or spin-off of the entire or part of the

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

Obligor's business operations or assets or any other measure under the German Transformation Act (Umwandlungsgesetz,  UmwG);

(g)       repurchase by the Obligor of its own shares or ADS at a price higher than the market price; and

(h)       redemption of the share capital or ADS by the Obligor;

(each a "Dilution Event" and together the "Dilution Events") and shall not take any of the measures listed in (a) and (c) to (h) without prior written consent of the Beneficiary.

3.2       If after the date of this Agreement a Dilution Event set out in clauses 3.1(a) to 3.1(h) occurs and the Beneficiary at the time of such a Dilution Event has not yet requested the payment of the Performance Participation Interest, then the number of shares or the equivalent number of ADS used to calculate the Performance Participation Interest shall be determined by multiplying the number of shares or the equivalent number of ADS set out in clause 2.7 or the equivalent number of shares in the Obligor as adjusted in accordance with clause 3 by the following respective adjustment ratios:

(a)       In the event of a Dilution Event set out in clause 3.1(a), the adjustment ratio will be determined as follows:

Price of the shares after detachment of preferential subscription rights + Price of the preferential subscription rights
Price of the shares after detachment of preferential subscription rights

For the calculation of this ratio, the prices of the shares after detachment of the preferential subscription right and of the preferential subscription rights will be equal to the arithmetic mean of the opening prices of ADS or shares in the Obligor quoted on the New York Stock Exchange (or, in the absence of a listing on the New York Stock Exchange, on any other regulated or similar market on which the Obligor's ADS or shares or the preferential subscription rights are listed) on each trading day included in the subscription period.

(b)       In the event of a Dilution Event set out in clause 3.1(b), the adjustment ratio will be determined as follows:

Number of shares included in share capital after the transaction
Number of shares included in share capital before the transaction

(c)       In the event of a Dilution Event set out in clause 3.1(c), the adjustment ratio will be determined as follows:

Price of the share ex-free distribution right + Price of the securities allotted with respect to each share
Price of the share ex-free distribution right

For purposes of the calculation of this ratio:

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

(i)

the price of the share ex-free distribution right will be determined on the basis of the volume-weighted average of the prices quoted on the New York Stock Exchange (or, in the absence of a listing on the New York Stock Exchange, on another regulated or similar market on which the ADS or shares of the Obligor ex-free distribution rights are listed) of the ADS or shares ex-free distribution rights during the first three trading days following the date on which the Obligor's ADS or shares are traded ex-free distribution right; and

(ii)       if the securities distributed are listed or may be listed on the New York Stock Exchange (or, in the absence of a listing on the New York Stock Exchange, on another regulated or similar market), over the 10 trading days period beginning on the date on which the ADS or shares are traded ex-distribution, the value of the security or securities distributed per share will be equal to the volume-weighted average price of such securities on such market during the first three trading days (inclusive) in such period during which the securities are listed.  In the absence of a listing for the securities during each of these three trading days, the value of the security or securities distributed per share will be determined by an internationally recognized expert chosen by the Beneficiary.

(d)       In the event of a Dilution Event set out in clause 3.1(d), the adjustment ratio will be determined as follows:

Price of the shares after detachment of Warrants + Price of the Warrants
Price of the shares after detachment of the Warrants

For purposes of the calculation of this ratio:

(i)       if the Warrants are listed on a stock exchange, the price of the shares after detachment of the Warrant will be equal to the volume-weighted average of (i) the ADS or share prices quoted on the New York Stock Exchange (or, in the absence of a listing on the New York Stock Exchange, on any other regulated or similar market on which the ADS or shares are listed) on each trading day during the subscription period, and (ii) (a) the sale price of the securities sold in connection with the offering, if they are fungible with the Obligor's existing shares, applying the volume of shares sold in the offer to the sale price, or (b) the Obligor's ADS or share price quoted on the New York Stock Exchange (or, in the absence of a listing on the New York Stock Exchange, on any other regulated or similar market on which the ADS shares and Warrants are both listed) on the date the sale price of the securities sold in the offering is set if such securities are not fungible with the Obligor's existing shares;

(ii)       if the Warrants are not listed, the price of the shares after detachment of the Warrant will be determined by an internationally recognized independent expert chosen by the Beneficiary;

(iii)       if the Warrants are listed on a stock exchange, the price of the Warrants will be determined on the basis of the volume-weighted average of (i) the prices of the Warrants quoted on the New York Stock Exchange (or, in the absence

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

of a listing on the New York Stock Exchange, on any other regulated or similar market on which the Warrants are listed) on each trading day during the subscription period, and (ii) the Warrant's implicit value resulting from the sale price of the shares sold in the offering - which is the difference (if positive), adjusted for the exercise ratio of the Warrants, between the sale price of securities sold in the offering and the subscription price of the securities - applying to this determined price the volume corresponding to Warrants exercised to allocate the securities sold in the offering; and

(iv)       if the Warrants are not listed, the price of the Warrants will be determined by an internationally recognized independent expert chosen by the Beneficiary.

(e)       In the event of a Dilution Event set out in clause 3.1(e), the adjustment ratio will be determined as follows:

Share price before distribution
Share price before distribution – Amount distributed per share or the value of the securities or assets distributed per share

For purposes of the calculation of this ratio:

(i)       the share price before the distribution will be equal to the daily volume-weighted average price of the Obligor's ADS or shares quoted on the New York Stock Exchange (or, in the absence of a listing on the New York Stock Exchange, on another regulated or similar market on which the ADS or shares are listed) during the three trading days preceding the date on which the Obligor's ADS or shares are traded ex-distribution;

(ii)       if the distribution is carried out in-kind:

(A)       in the event of a distribution of securities that are already listed on a regulated or similar market, the price of the distributed securities will be determined as provided above;

(B)       in the event of a distribution of securities that are not yet listed on a regulated or similar market, the price of the distributed securities will be equal, if they are expected to be listed on a regulated or similar market within 10 trading days following the date on which the ADS or shares of the Obligor are listed ex-distribution, to the volume-weighted average price of the distributed securities quoted on such market for the first three trading days included in this period during which such securities are listed; and

(C)       in other cases (distributed securities not listed on a regulated or similar market or listed for less than three trading days within the above-mentioned 10 day trading period, or in the case of a distribution of assets), the price of the securities or assets distributed per share will be determined by an internationally recognized independent expert chosen by the Beneficiary.

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

(f)       In the event of a Dilution Event set out in clause 3.1(f), the Performance Participation Interest will be calculated based on the respective number of shares of the merged or new company or of the beneficiary companies of such spin-off.

The number of shares will be determined by multiplying the 195,790 shares or the equivalent number of ADS in the Obligor as adjusted in accordance with clause 3 prior to the commencement of the relevant transaction by the exchange ratio of the shares in the Obligor to the shares of the acquiring or new company or the beneficiary companies of a spin-off. These companies will be automatically substituted for the Obligor with respect to its obligations towards the Beneficiary.

(g)       In the event of a Dilution Event set out in clause 3.1(g) or 3.1(h), the adjustment ratio will be determined as follows:

Share price x (1-Pc%)
Share price – Pc% x Repurchase price

For purposes of this calculation:

(A)       "Share price" means the volume-weighted average price of the Obligor's ADS or shares quoted on the New York Stock Exchange (or, if the ADS or shares are not listed on the New York Stock Exchange, on another regulated or similar market on which the shares are listed) during the last three trading days preceding the repurchase (or the repurchase option);

(B)       "Pc%" means the percentage of share capital repurchased; and

(C)       "Repurchase price" means the actual price at which any shares are repurchased.

3.3       In the event of adjustments carried out in accordance with clauses 3.2(a) to 3.2(g), the adjustment ratio will be calculated to two decimal places by rounding to the nearest hundredth (with 0.005 being rounded upwards to the nearest hundredth, i.e., 0.01). Any subsequent adjustments will be carried out on the basis of such newly calculated and rounded adjustment ratio. However, because the Performance Participation Interest shall only be calculated based on a whole number of ADS or shares, fractional amounts will be rounded up or down to the next full ADS or share.

3.4       Other adjustments

In the event that the Obligor carries out transactions for which an adjustment was not made under clauses 3.2(a) to 3.2(g) above and where further legislation or regulation requires an adjustment in the event that subsequent legislation or regulations modify the adjustments referred to in clauses 3.2(a) to 3.2(g) above, the Obligor will proceed with the adjustment in accordance with any applicable legislative or regulatory requirements and standard US-market practices.

4.         obligor's undertakings, covenants and representations

4.1       The representations and warranties set out in schedule 1 (Representations and Warranties) are, in each case, to the extent permissible under applicable law:

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

(a)       made by the Obligor to the Beneficiary on the date of this Agreement; and

(b)       deemed to be made by the Obligor to the Beneficiary by reference to the facts and circumstances then existing on each date the Obligor pays interest in respect of Tranche A in accordance with clause 4.1 (Interest) of the Finance Contract.

4.2       The Obligor makes the undertakings set out in schedule 1, Part A (General Undertakings) and schedule 1, Part B (Information).  The undertakings in schedule 1, Part A (General Undertakings) and schedule 1, Part B (Information) remain in force from the date of this Agreement for so long as any amount is outstanding under this Agreement.

5.         Event of Default under the Finance contract/Refinancing

For the avoidance of doubt, in case of a default under the Finance Contract or the Guarantee Agreement, this Agreement shall remain unaffected and such default per se shall not trigger or accelerate the payment of the Performance Participation Interest but shall only constitute a Prepayment Event.  The same shall apply in case of a refinancing of a Loan outstanding under the Finance Contract.

6.         Charges and Expenses

6.1       Taxes, duties and fees

The Obligor shall pay all Taxes, duties, fees and other impositions of whatsoever nature, including stamp duty and registration fees, arising out of the creation, preparation, execution, implementation, perfection, registration, enforcement, amendment (including supplements and waivers) or termination of this Agreement or any related documentation, except for any transfer tax payable in connection with the Beneficiary transferring its rights and obligations from this Agreement or the Shares subscribed by the Beneficiary based on this Agreement.

The Obligor shall pay to the Beneficiary all amounts and indemnities due under this Agreement gross without any withholding or deduction of any national or local impositions whatsoever, provided that if the Obligor is required by law or an agreement with a governmental authority or otherwise to make any such withholding or deduction, it will gross up the payment to the Beneficiary so that after withholding or deduction, the net amount received by the Beneficiary is equivalent to the sum due.

6.2       Other charges

The Obligor shall bear all charges and expenses, including professional, banking or exchange charges incurred in connection with the preparation, execution, implementation, enforcement and termination of the Agreement or any related document, any amendment, supplement or waiver in respect of the Agreement or any related document.

6.3       Increased costs, indemnity and set-off

The Obligor shall pay to the Beneficiary any sums or expenses incurred or suffered by the Beneficiary as a consequence of the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation or compliance with any law or regulation made after the date of signature of this Agreement, in accordance with or as a result of which (i) the Beneficiary is obliged to incur additional costs in order to fund or perform its obligations under this Agreement, or (ii) any amount owed to the

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

Beneficiary under this Agreement or the financial income of the Beneficiary resulting from this Agreement is reduced or eliminated.

Without prejudice to any other rights of the Beneficiary under this Agreement or under any applicable law, the Obligor shall indemnify and hold the Beneficiary harmless from and against any loss incurred as a result of any payment or partial discharge that takes place in a manner other than as expressly set out in this Agreement.

The Beneficiary may set off any matured obligation due from the Obligor under this Agreement (to the extent beneficially owned by the Beneficiary) against any obligation (whether or not matured) owed by the Beneficiary to the Obligor regardless of the place of payment, booking branch or currency of either obligation.  If the obligations are in different currencies, the Beneficiary may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.  If either obligation is unliquidated or unascertained, the Beneficiary may set off in an amount estimated by it in good faith to be the amount of that obligation.

7.         Accounts/Notices

7.1       All payments to be made by the Obligor to the Beneficiary under this Agreement shall be made to the following Beneficiary account or any other account notified by the Beneficiary to the Obligor not less than three Business Days prior to the payment:

Bank:	European Investment Bank
City:	Luxembourg
Account number:	[On file with EIB]
SWIFT Code / BIC:	[On file with EIB]
Remark:	[On file with EIB]

7.2       Notices and other communications given under this Agreement addressed to either Party to this Agreement shall be made to the address, facsimile number or e-mail address as set out below :

(a)       if directed to the Beneficiary, to:

European Investment Bank

Attention: [On file with EIB]

Facsimile number: [On file with EIB]

E-mail: [On file with EIB]

(b)       if directed to the Obligor, to:

voxeljet AG

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

Attention: [On file with EIB]

Facsimile number: [On file with EIB]

E-mail: [On file with EIB]

Each of the Parties shall notify each other Party in writing upon changing any of their respective communication details.

7.3       Any notice or other communication given under this Agreement must be in writing.

7.4       Notices and other communications, for which fixed periods are laid down in this Agreement or which themselves fix periods binding on the addressee, may be made by hand delivery, registered letter, facsimile or e-mail.  Such notices and communications shall be deemed to have been received by the other Party on the date of delivery in relation to a hand-delivered or registered letter, on receipt of transmission in relation to a facsimile, on the date when the e-mail is sent in relation to an e-mail message sent by the Beneficiary or when confirmed by return e-mail by an authorised officer of the Beneficiary to have been received in readable form, in the case of an email sent to the Beneficiary.  Other notices and communications may be made by hand delivery, registered letter, facsimile or e-mail.

7.5       Without affecting the validity of any notice delivered by facsimile or e-mail according to the paragraphs above, a copy of each notice delivered by facsimile or e-mail as applicable shall also be sent by letter to the relevant Party on the next following Business Day at the latest.

7.6       Notices issued by the Obligor pursuant to any provision of this Agreement shall, where required by the Beneficiary, be delivered to the Beneficiary together with satisfactory evidence of the authority of the person or persons authorised to sign such notice on behalf of the Obligor and the authenticated specimen signature of such person or persons.

7.7       Any notice and other communication made under or in connection with the matters contemplated by this Agreement must be made in the English language.  All other documents provided under or in connection with this Agreement must be (i) in English, or (ii) if not in English, and if so required by the Beneficiary, accompanied by a certified English translation and, in this case, the English translation will prevail.

7.8       The Parties agree that communications sent in accordance with this clause 7 shall constitute admissible evidence in court.

8.         term and termination

8.1       This Agreement has been concluded for a definite term of 10 years.

8.2       EIB may terminate this Agreement at any time by giving a six-month prior notice to the Obligor.

8.3       The right to terminate the Agreement for cause shall remain unaffected.

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

9.         Miscellaneous

9.1       The Obligor shall not be entitled to assign any rights or claims hereunder without the prior written consent of the Beneficiary.

9.2       The Beneficiary may at any time, in whole or in part, assign and transfer its rights under this Agreement, in particular its right to receive the Performance Participation Interest, to a third party at any time prior to and following a Trigger Event. In the event that a transfer or assignment is not effective, the Parties shall cooperate and take any measures necessary or useful to achieve an economically comparable result.  For the avoidance of doubt, the rights under this Agreement shall be transferable independently of any transfer of the Loan.

9.3       Except as explicitly provided for herein, no Party shall be entitled to a set-off or retention with respect to any rights or claims hereunder, unless the right or claim of such Party has been acknowledged in text form by the respective other Party or has been confirmed by final decision of a competent court or arbitration court.

9.4       Changes and amendments to this Agreement must be made in writing in order to be effective and binding between the Parties.  This shall also apply to any amendment of this clause 9.4.

9.5       This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by the laws of the Grand Duchy of Luxembourg.  Unless otherwise specifically agreed by the Beneficiary in writing, the place of performance under this Agreement, shall be the seat of the Beneficiary.

9.6       The courts of Luxembourg City have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement or the consequences of its nullity) or any non-contractual obligation arising out of or in connection with this Agreement.

9.7       Clause 9.6 is for the benefit of the Beneficiary only.  As a result and notwithstanding clause 9.6 above, it does not prevent the Beneficiary from taking proceedings relating to a dispute in any other courts with jurisdiction.  To the extent allowed by law, the Beneficiary may take concurrent proceedings in any number of jurisdictions.

9.8       If a provision of this Agreement is or becomes invalid or unenforceable, the remaining provisions shall not be affected and in lieu of the invalid or unenforceable provision such valid and enforceable provision shall be deemed to be agreed that the Parties would have chosen upon entering into the Agreement in order to achieve the economic purpose of the provision to be replaced, had they recognised and thought of the invalidity or the unenforceability.  The same shall apply mutatis mutandis with respect to any gap in this Agreement.  If a provision of this Agreement is invalid because of its geographical, material, time or monetary scope, such provision shall not be invalid in total but shall be deemed to be agreed in the permissible scope, which is closest to the initially agreed scope.

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed in six (6) originals in the English language.

Place, date: _________________________
Signed for and on behalf of EUROPEAN INVESTMENT BANK
Name:	Name:
Title:	Title:
Signature:	Signature:

Place, date: _________________________
Signed for and on behalf of VOXELJET AG
Name:
Title:
Signature:

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

schedule 1

REPRESENTATIONS AND WARRANTIES

1.         Authorisations and Binding Obligations

(a)       It is duly incorporated and validly existing as a public listed company with limited liability under the laws of Germany.

(b)       It has the power to carry on its business as it is now being conducted and to own its property and other assets, and to execute, deliver and perform its obligations under the Agreement.

(c)       It has obtained all necessary authorisations in connection with the execution, delivery and performance of the Agreement and in order to lawfully comply with its obligations thereunder and all such authorisations are in full force and effect and admissible in evidence.

(d)       The execution and delivery of, the performance of its obligations under and compliance with the provisions of the Agreement do not and will not contravene or conflict with:

(i)        any applicable law, statute, rule or regulation, or any judgement, decree or permit to which it is subject;

(ii)       any agreement or other instrument binding upon it which might reasonably be expected to have a material adverse effect on its ability to perform its obligations under the Agreement; or

(iii)      any provision of its constitutional documents.

(e)       The obligations expressed to be assumed by the Obligor in the Agreement are legal, valid, binding and enforceable obligations.

2.         No proceedings

(a)       As at the date of this Agreement, the Obligor has not taken any action to commence proceedings for, nor have any other steps been taken or legal proceedings commenced or, so far as the Obligor is aware, threatened against it for its insolvency, winding up or dissolution, or for the Obligor to enter into any arrangement or compositions for the benefit of creditors, or for the appointment of an administrator, receiver, administrative receiver, examiner, trustee or similar officer.

(b)       As at the date of this Agreement, the Obligor has not taken any action to commence Delisting of the ADS from trading on the New York Stock Exchange and no such action has been initiated by the New York Stock Exchange or any competent authority.

3.         Anti-Corruption

(a)       It is in compliance with all applicable European Union, United States and German legislation, including any applicable anti-corruption legislation.

(b)       It is not engaged in any Illegal Activity.

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

4.         Accounting and Tax

(a)       The latest available consolidated audited accounts of the Obligor have been prepared on a basis consistent with previous years and have been approved by its auditors as representing a true and fair view of the results of its operations for that year and accurately disclose or reserve against all the liabilities (actual or contingent) of the Obligor, as relevant.

(b)       It is not required to make any deduction for or on account of any Tax from any payment it may make under the Agreement.

(c)       All Tax returns required to have been filed by it or on its behalf under any applicable law have been filed when due and contain the information required by applicable law to be contained in them.

(d)       It has paid when due all Taxes payable by it under applicable law except to the extent that it is contesting payment in good faith and by appropriate means.

(e)       With respect to Taxes which have not fallen due or which it is contesting, it is maintaining reserves adequate for their payment and in accordance, where applicable, with GAAP.

(f)       Under the laws of Germany it is not necessary that the Agreement be filed, recorded or enrolled with any court or other authority in Germany or that any stamp, registration or similar Tax be paid on or in relation to the Agreement, or the transactions contemplated by the Agreement.

5.         Information provided

(a)       Any factual information provided by the Obligor for the purposes of entering into this Agreement and any related documentation was true and accurate in all material respects as at the date it was provided or as at the date (if any) at which it is stated.

(b)       The Group structure chart is true, complete and accurate in all material respects and represents the complete corporate structure of the Group as at the date of this Agreement, and other than as set out therein the Obligor owns no other equity and/or shares in any other business entity.

6.         No Immunity

Neither it, nor any of its assets, is entitled to immunity from suit, execution, attachment or other legal process.

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

schedule 2

PART A
GENERAL UNDERTAKINGS

1.         Compliance with laws

The Obligor shall comply in all respects with all laws and regulations to which it is subject.

2.         Shareholders' Agreement

The Obligor undertakes to procure that no shareholders' agreement in relation to voxeljet AG is entered into, amended and restated, modified or replaced in any way that would prejudice the rights of the Beneficiary under this Agreement or otherwise.

3.         No Delisting

The Obligor shall:

(a)       comply with all post-listing continuing requirements, save for post-listing continuing requirements beyond the Obligors control, of the New York Stock Exchange in order to ensure that no delisting procedure is initiated by the New York Stock Exchange during the term of this Agreement; and

(b)       ensure that no application for a voluntary withdrawal of the listing of the ADS on the New York Stock Exchange is made during the term of this Agreement without a prior written notice to the Beneficiary.

4.         Integrity

The Obligor shall take, within a reasonable timeframe, appropriate measures in respect of any member of its management bodies who has been convicted by a final and irrevocable court ruling of an Illegal Activity perpetrated in the course of the exercise of his/her professional duties, in order to ensure that such member is excluded from any Obligor's activity in relation to this Agreement.

5.         Disposal of assets

(a)       Except as provided below, the Obligor shall not, and shall procure that no Group Company shall, either in a single transaction or in a series of transactions whether related or not and whether voluntarily or involuntarily dispose of all or any part of any Group Company's business, undertaking or assets (including any shares or security of any entity or a business or undertaking, or any interest in any of them).

(b)       Paragraph (a) above does not apply to any such disposal:

(i)	made with the prior written consent of the Beneficiary;
(ii)	made on arm's length terms in the ordinary course of business of a Group Company;
(iii)	any capital increase by the Group Company;
(iv)	made on arm's length terms and at fair market value for cash, which is reinvested in assets of comparable or superior type, value and quality;

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

(v)	made on arm's length terms in exchange for other assets comparable or superior as to type, value and quality within six months following such disposal;
(vi)	constituted by a licence of Intellectual Property Rights;
(vii)	made in relation to non-material assets which have depreciated to less than [***]% of their initial value or which are obsolete;

(viii)excluding any disposal otherwise permitted under (ii) to (vii) above, disposals where the higher of the market value or consideration receivable for such disposals does not exceed (x) [***]% of total assets of turnover during any financial year, and (y) [***]% of total assets of turnover during the term of the Loan), provided that the disposal is not of assets forming part of the Investment or shares in Subsidiaries holding assets forming part of the Investment, which may not be disposed of unless either (a) the Obligor consults the Beneficiary in relation to such disposal, and the Beneficiary approves the disposal, or (b) the proceeds of the disposal are applied to prepay the Beneficiary.

For the purposes of this section, "dispose" and "disposal" includes any act effecting sale, transfer, lease or other disposal.

6.         Insurance

The Obligor shall, and shall procure that each Group Company shall, maintain insurance on and in relation to its business and assets with reputable underwriters or insurance companies against those risks and to the extent as is usual for companies carrying on the same or substantially similar business.

7.         Change in business

The Obligor shall procure that no substantial change is made to the general nature of the business of the Obligor or its Subsidiaries from that carried on at the date of this Agreement.

8.         Merger

The Obligor shall not, and shall procure that no Group Company shall, enter into any amalgamation, demerger, merger or corporate reconstruction unless:

(i)       with the prior written consent of the Beneficiary; or

(ii)       such amalgamation, demerger, merger or corporate reconstruction does not result in a Material Adverse Change and is on a solvent basis, and provided that:

(A)       only Group Companies are involved;

(B)       the resulting entity will not be incorporated or located in a country which is in a jurisdiction that is blacklisted by any Lead Organisation in connection with activities such as money laundering, financing of terrorism, Tax fraud and Tax evasion or harmful Tax practices as such blacklist may be amended from time to time; and

(C)       if the Obligor is involved, (i) the rights and obligations of the Obligor under the Agreement will remain with the Obligor, (ii) the surviving entity will be the Obligor and the statutory seat of the Obligor would not as a result of such merger be transferred to a different jurisdiction, (iii) the merger will not have an effect on the validity, legality or enforceability of the Obligor's

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

obligations under the Agreement, and (iv) all of the business and assets of the Obligor are retained by it.

9.         Books and records

The Obligor shall ensure that it has kept and will continue to keep proper books and records of account, in which full and correct entries shall be made of all financial transactions and the assets and business of the Obligor, including expenditures in connection with the Investment, in accordance with GAAP as in effect from time to time.

10.       Ownership

(a)       The Obligor shall maintain not less than [***]% of the share capital, directly or indirectly, of each of its Material Subsidiaries, unless prior written consent of the Beneficiary is received by the Obligor.

(b)       The Obligor shall immediately notify the Beneficiary in the event of a new entity becoming a majority owned Subsidiary of the Obligor through any means, including but not limited to acquisition, creation and spin-off.

(c)       The undertaking in paragraph (a) above shall be calculated in accordance with GAAP as applied by the Obligor on the date of this Agreement and as GAAP is amended from time to time and tested annually.

11.       Acquisitions

The Obligor shall not, and shall procure that no Group Company shall, invest in or acquire any entity or a business going concern or an undertaking (whether whole or substantially the whole of the assets or business), or any division or operating unit thereof, or any shares or securities of any entity or a business or undertaking (or in each case, any interest in any of them) (or agree to any of the foregoing), save for an acquisition:

(i)       with the prior written consent of the Beneficiary;

(ii)       by a Group Company of all the shares or other ownership interests in any limited liability company or corporation, limited liability partnership or any equivalent company, provided that:

(A)       such entity has not yet commenced commercial operations;

(B)       such entity is incorporated in a country that is a member of either or both of the European Union or the Organisation of Economic Co-Operation and Development; and

(C)       no default under the Finance Contract is continuing on the date the relevant acquisition agreement is entered into or would occur as a result of the acquisition; or

(iii)       of shares or other ownership interests in any limited liability company or corporation, limited liability partnership or any equivalent company, the consideration for which does not exceed an aggregate amount of (x) EUR [***] during any financial year, and (y) EUR [***] during the term of the Loan, provided that:

(A)       no default under the Finance Contract is continuing on the date the relevant acquisition agreement is entered into or would occur as a result of the acquisition;

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

(B)       the acquired entity is engaged in a business similar or complementary to the business carried on by the Group as at the date of this Agreement; and

(C)       the acquired entity is not incorporated or located in a jurisdiction that is blacklisted by any Lead Organisation in connection with activities such as money laundering, financing of terrorism, tax fraud and tax evasion or harmful tax practices as such blacklist may be amended from time to time.

12.       Maintenance of Status

The Obligor shall, and shall procure that each other Group Company shall, remain duly incorporated and/or organised and validly existing as a corporate entity with limited liability or other legal entity under the jurisdiction in which it is incorporated or organised and that it will have no centre of main interests, permanent establishment or place of business outside the jurisdiction in which it is incorporated, and that it will continue to have the power to carry on its business as it is now being conducted and continue to own its property and other assets.

13.       US Governmental Regulation

(a)       The Obligor shall not, and shall procure that each member of the Group and any of their respective Subsidiaries shall not, be subject at any time to regulation under the US Federal Power Act or the US Interstate Commerce Act or under any other US federal or state statute or regulation which may limit its ability to incur or guarantee indebtedness or which may otherwise render all or any portion of their respective obligations under the Finance Contract, the Guarantee Agreement or this Agreement unenforceable.

(b)       The Obligor shall not at any time, and shall procure that each member of the Group and any of their respective Subsidiaries shall not any time, be an "investment company" or a company "controlled" by an "investment company" as defined in, or subject to regulation under, the US Investment Company Act of 1940, as amended.

14.       Anti-Money Laundering

The Obligor shall at all times, and shall procure that each member of the Group and any of their respective Subsidiaries shall at all times be in compliance with the (a) Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, and (b) the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), as amended.  No part of the proceeds of any Loan will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.

15.       Pensions

(a)       The Obligor shall (and shall take reasonable measures to cause each of its respective ERISA Affiliates to) comply with any applicable requirements of ERISA to the extent that non-compliance could reasonably be expected to result in a Material Adverse Change.

(b)       The Obligor shall (and shall take reasonable measures to cause each of its respective ERISA Affiliates to) take actions to avoid the occurrence of any ERISA Event which could reasonably be expected to result in a Material Adverse Change.

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

(c)       The Obligor shall deliver to the Beneficiary, promptly upon becoming aware of the occurrence of an ERISA Event that, either individually or together with other ERISA Events that have occurred, could reasonably be expected to result in a Material Adverse Change, a description of what action the Obligor or ERISA Affiliate has taken, is taking or proposes to take with respect to such ERISA Event.

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

PART B
INFORMATION

1.         Information concerning the Obligor

(a)       The Obligor shall deliver to the Beneficiary:

(i)       as soon as they become available but in any event within 180 days after the end of each of its financial years of the Group Company its audited consolidated and unconsolidated annual report, balance sheet, profit and loss account and auditors report for that financial year;

(ii)       as soon as they become publicly available but in any event within 120 days after the end of each of the relevant accounting periods of the Group Company its interim consolidated and unconsolidated semi-annual report, balance sheet and profit and loss account for the first half-year of each of its financial years;

(iii)       from time to time, such further information on its general financial situation as the Beneficiary may reasonably require or such certificates of compliance with the undertakings of clause 4  (Obligor's undertakings, covenants and representations) as the Beneficiary may deem necessary; and

(iv)       any such information or further document concerning customer due diligence matters as the Beneficiary may reasonably require within a reasonable time.

(b)       The Obligor shall inform the Beneficiary immediately of:

(i)       to the extent permitted by law, any material litigation, arbitration, administrative proceedings or investigation carried out by a court, administration or similar public authority, which, to the best of its knowledge and belief is current, threatened or pending:

(A)       against the Obligor or its controlling entities or members of the Obligor's management bodies in connection with Illegal Activities related to the Loan or the Investment; or

(B)       which might if adversely determined result in a Material Adverse Change;

(ii)       any measure taken by the Obligor pursuant to paragraph 4 (Integrity) of Part A (General Undertakings) of this schedule 2; and

(iii)       any material Change in the Beneficial Ownership of the Obligor.

2.         Disclosure and publication

(a)       The Obligor acknowledges and agrees that:

(i)       the Beneficiary may be obliged to communicate information relating to the Obligor and the Investment to any competent institution or body of the European Union in accordance with the relevant mandatory provisions of European Union law or pursuant to the EFSI Regulation; and

(ii)       the Beneficiary may publish in its website or produce press releases containing information related to the financing provided pursuant to this Agreement with support of the EFSI, including the name, address and country of establishment of the Obligor, the purpose of the financing, and the type and amount of financial support received under this Agreement.

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

(b)       The Obligor agrees to cooperate with the Beneficiary to ensure that any press releases or publications made by the Obligor regarding the financing and the Investment include an appropriate acknowledgement of the financial support provided by EIB with the backing of the European Union through EFSI.

3.         Confidential information

The Obligor shall notify the Beneficiary in writing each time that it provides the Beneficiary with any information which the Obligor considers to be material non-public information (within the meaning of Section 10(b) of the Securities Exchange Act of 1934, as amended, and the anti-fraud provisions of Rule 10b-5 promulgated thereunder, in each case including court interpretations thereof; collectively referred to herein as, "material non-public information") by clearly and conspicuously marking such information as "PRIVATE".  The Obligor shall also promptly inform the Beneficiary in writing on each occasion that it considers that any material non-public information previously disclosed to the Beneficiary has changed or has ceased to be material non-public information.  In the absence of any such notifications and markings, the Obligor will be deemed to represent to the Beneficiary that any information provided by the Obligor (whether confidential or otherwise) does not constitute material non-public information.

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.